UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 21)*

                       Boulder Growth & Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    101507101
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 11, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions)     WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization Alaska

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,890,483
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,890,483
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.Aggregate Amount Beneficially Owned by Each Reporting Person    2,890,483

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)        18.99%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
    (A)
    (B)

--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power       0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person       0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)      0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)   IN

                  Amendment No. 21 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount the Trust paid for the purchase of 791,936 Shares acquired in the Company's rights offering was $6,866,085.12.

     The total proceeds received by the Trust for the sale of 277,364 Shares reported in Item 5(c) was $2,752,399.88. Such Shares were sold in the open market and effected by the Trust on the New York Stock Exchange.


Item 4.  Purpose of Transaction.

     No change except for the addition of the following:

     The Trust sold the Shares described in Item 5(c) of this statement in order to reduce its equity interest in the Company and to generate cash flow to pay current and future obligations. The Trust indicated its intention to liquidate 633,922 Shares and has no present intentions of acquiring additional Shares. In furtherance thereof, the Trust filed a Form 144 with the Securities and Exchange Commission on October 9, 2007 giving notice of the proposed sale.

     Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Trust is the direct beneficial owner of 2,890,483 Shares, or approximately 18.99% of the 15,218,682 Shares outstanding as of October 8, 2007 according to information contained in the Company's press release. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The Trust participated in the Company's one-for-three rights offering which was completed in September 2007 (the "Offering"). The Trust purchased 791,936 Shares in the Offering at $8.67 per share (the net asset value of the Company as of September 14, 2007. the closing date and expiration of the Offering). The Trust participated in the primary subscription only and did not oversubscribe.

     The table below sets forth Shares sold by the Trust since September 20, 2007. Such sales were effected by the Trust on the New York Stock Exchange.

           ---------------------------- -------------------------- --------------------------
                                             Number of Shares              Sales Price
                      Date
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             9/20/2007                       6611                      $9.73
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             9/21/2007                        200                      $9.74
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             9/26/2007                       3000                      $9.57
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             9/28/2007                       1800                      $9.74
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/1/2007                       7000                      $9.75
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/1/2007                       2300                      $9.80
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/1/2007                       9000                      $9.78
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/1/2007                       2300                      $9.81
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                       2000                      $9.78
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                       5000                      $9.82
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                        400                      $9.85
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                        600                      $9.84
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                       5000                      $9.88
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                       5000                      $9.90
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/2/2007                       5000                      $9.89
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       2000                      $9.93
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       2000                      $9.92
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       3000                      $9.88
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       3453                      $9.89
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       3812                      $9.94
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       2188                      $9.86
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                       2547                      $9.87
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/3/2007                        800                      $9.90
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/4/2007                      12035                      $9.85
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/4/2007                       2568                      $9.84
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/4/2007                       2000                      $9.83
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/5/2007                      13900                      $9.88
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/5/2007                        100                      $9.89
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/5/2007                       6000                      $9.87
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/8/2007                        100                     $10.01
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/8/2007                       2000                      $9.97
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/8/2007                       3000                      $9.98
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/8/2007                       4000                     $10.00
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/8/2007                       4500                      $9.99
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/9/2007                       1000                     $10.01
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/9/2007                       5000                     $10.04
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/9/2007                       1500                     $10.02
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/9/2007                       2000                     $10.03
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/9/2007                       5000                     $10.05
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                             10/9/2007                       5000                     $10.06
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/10/2007                       5000                     $10.12
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/10/2007                       2200                     $10.17
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                        300                     $10.10
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                        200                     $10.09
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                       6600                     $10.08
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                       1000                     $10.03
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                       2202                     $10.04
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                        200                     $10.02
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                        200                     $10.15
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                       1200                     $10.15
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/11/2007                       1900                     $10.07
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/12/2007                       8217                     $10.02
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/12/2007                       1000                     $10.03
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/12/2007                      22000                     $10.00
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/12/2007                       2000                     $10.01
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/15/2007                       5931                      $9.91
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/15/2007                      10000                      $9.90
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/15/2007                       8500                      $9.89
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/15/2007                       2000                      $9.88
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/16/2007                       2000                      $9.96
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/16/2007                      10000                      $9.98
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/16/2007                      13400                      $9.95
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/16/2007                       6400                      $9.93
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/16/2007                        500                      $9.94
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/16/2007                       5000                      $9.99
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/17/2007                       7000                     $10.00
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/17/2007                       2700                      $9.90
           ---------------------------- -------------------------- --------------------------
           ---------------------------- -------------------------- --------------------------
                            10/17/2007                       5000                      $9.93
           ---------------------------- -------------------------- --------------------------

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 18, 2007


                            /s/ Stewart R. Horejsi
                            ----------------------------------------------------
                            Stewart R. Horejsi

                            /s/ Stephen C. Miller
                            ----------------------------------------------------
                            Stephen C. Miller, as President of Badlands Trust Company, LLC, trustee of the Ernest Horejsi Trust No. 1B